

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 24, 2010

Via Facsimile and U.S. Mail

Ms. Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, NY   11716

> **Re: Scientific Industries, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Filed September 24, 2009**
> **Forms 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010**
> **File No. 0-06658**

Dear Ms. Santos:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010

Exhibit 31.1

1.   We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your certifications. The required certifications must be in the exact form prescribed. Please amend your September 30, 2009, December 31, 2009 and March 31, 2010 Forms 10-Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant